A Member-Managed Limited Liability Company

NEVADA LLC OPERATING AGREEMENT

THIS OPERATING AGREEMENT is made and entered into effective September 13, 2023, by and among: STASH The Movie LLC (the "Member").

SECTION 1

THE LIMITED LIABILITY COMPANY

1.1 **Formation**. Effective September 13, 2023, the Member form a limited liability company under the name STASH 2 The Heartless LLC (the "Company") on the terms and conditions in this Operating Agreement (the "Agreement") and pursuant to Chapter 86 Limited-Liability Companies (State Law) of the State of Nevada (the "Act"). The Members agree to file with the appropriate agency within the State of Nevada charged with processing and maintaining such records all documentation required for the formation of the Company. The rights and obligations of the parties are as provided in the Act except as otherwise expressly provided in this Agreement.

1.2 **Name**. The business of the Company will be conducted under the name STASH 2 The Heartless LLC or such other name upon which the Members may unanimously agree.

1.3 **Purpose**. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of Nevada. It is the intent of the Company to produce a movie, STASH 2 The Heartless, and distribute the movie for profit of the Members of the Company. It is also the intent of the Company to raise funds for STASH 2 The Heartless by offering up to 50% membership interest in the Company.

1.4 **Office**. The Company will maintain its principal business office within the State of Nevada at the following address: 6671 S. Las Vegas Blvd, Building D Suite 201, Las Vegas, NV 89119.

1.5 **Registered Agent**. Kelly V. Dansby Jr. is the Company's initial registered agent in the State of Nevada, and the registered office is 1744 E. Knotty Pine Ln Las Vegas, NV 89123.

1.6 **Term**. The term of the Company commences on September 13, 2023, and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.7 **Names and Addresses of Members**. The current Members' names and addresses are attached as Schedule 1 to this Agreement.

1.8 **Admission of Additional Members**. Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company through issuance by the company of a new interest in the Company without the prior written consent of STASH The Movie LLC. However, as discussed in paragraph 1.1, it is the intent of the Company to issue new interests, to a maximum of 50% membership in the Company.

SECTION 2

CAPITAL CONTRIBUTIONS

2.1 Initial Contributions. The Member(s) have contributed the following capital amounts to the Company as set forth below and are not obligated to make any additional capital contributions:

Member #1: STASH The Movie LLC , with a capital contribution of: ($) 6,000.00

2.2 Additional Contributions. As described in Schedule 2 attached to this Agreement. It is the intent of the Company to issue new interests, to a maximum of 50% membership of the Company. Beyond the initial capital contributed, no Members shall be obligated to make any additional contribution to the Company's capital without the prior unanimous written consent of the Members.

2.3 No Interest on Capital Contributions. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

SECTION 3

ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1 Profits/Losses. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company as set forth in Schedule 2 as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1.

3.2 Distributions. The Company's manager, STASH The Movie LLC, shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities of the Company, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1(b)(2)(ii)(d).

3.3 No Right to Demand Return of Capital. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

SECTION 4

INDEMNIFICATION

The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful

SECTION 5

POWERS AND DUTIES OF MANAGERS

5.1 Management of Company.

5.1.1 STASH The Movie LLC, within the authority granted by the Act and the terms of this Agreement shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.

5.1.2 Except as otherwise provided in this Agreement, all decisions and documents relating to the management and operation of the Company shall be made and executed by STASH The Movie LLC.

5.1.3 Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of STASH The Movie LLC to manage and operate the business and affairs of the Company.

5.2 Decisions by Members. Whenever in this Agreement reference is made to the decision, consent, approval, judgment, or action of the Members, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean STASH The Movie LLC.

5.3 Withdrawal by a Member. A Member has no power to withdraw from the Company, except as otherwise provided in Section 8.

SECTION 6

SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

6.1 Organization Expenses. All expenses incurred in connection with organization of the Company will be paid by the Company.

6.2 Salary. No salary will be paid to a Member for the performance of his or her duties under this Agreement.

6.3 Legal and Accounting Services. The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

SECTION 7

BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS

FISCAL YEAR, BANKING

7.*1* **Method of Accounting**. The Company will use the method of accounting previously determined by STASH The Movie LLC for financial reporting and tax purposes.

7.2 **Fiscal Year; Taxable Year**. The fiscal year and the taxable year of the Company is the calendar year.

7.3 **Capital Accounts**. The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

7.4 **Banking**. All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by STASH The Movie LLC. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

SECTION 8

TRANSFER OF MEMBERSHIP INTEREST

8.1 **Sale or Encumbrance Prohibited**. Except as otherwise permitted in this Agreement, STASH The Movie LLC may voluntarily or involuntarily transfer, sell, convey, encumber, pledge, assign, or otherwise dispose of (collectively, "Transfer") an interest in the Company without the prior written consent of a majority of the other non-transferring Members determined on a per capita basis.

8.2 **Right of First Refusal**. Notwithstanding Section 8.1, a Member may transfer all or any part of the Member's interest in the Company (the "Interest") as follows:

8.2.1 The Member desiring to transfer his or her Interest first must provide written notice (the "Notice") to STASH The Movie LLC, specifying the price and terms on which the Member is prepared to sell the Interest (the "Offer").

8.2.2 For a period of 30 days after receipt of the Notice, STASH The Movie LLC may acquire all, but not less than all, of the Interest at the price and under the terms specified in the Offer.

8.2.3 Closing of the sale of the Interest will occur as stated in the Offer; provided, however, that the closing will not be less than 45 days after expiration of the 30-day notice period.

8.2.4 If STASH The Movie LLC fail or refuse to notify the transferring Member of their desire to acquire all of the Interest proposed to be transferred within the 30-day period following receipt of the Notice, then the Members will be deemed to have waived their right to acquire the Interest on the terms described in the Offer, and the transferring Member may sell and convey the Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 8.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must reoffer the sale of the Interest to the remaining Members at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30-day period describe above, then the provisions of Section 8.2 will again apply to the Interest proposed to be sold or conveyed.

8.2.5 Notwithstanding the foregoing provisions of Section 8.2, should the sole remaining Member be entitled to and elect to acquire all the Interests of the other Members of the

Company in accordance with the provisions of Section 8.2, the acquiring Member may assign the right to acquire the Interests to a spouse, lineal descendent, or an affiliated entity if the assignment is reasonably believed to be necessary to continue the existence of the Company as a limited liability company.

8.3 Substituted Parties. Any transfer in which the Transferee becomes a fully substituted Member is not permitted unless and until:

8.3.1 The transferor and assignee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to effect the transfer and to confirm the agreement of the permitted assignee to be bound by the provisions of this Agreement; and

8.3.2 The transferor furnishes to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

8.4 Death, Incompetency, or Bankruptcy of Member. On the death, adjudicated incompetence, or bankruptcy of a Member, unless the Company exercises its rights under Section 8.5, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until a majority of the other Members determined on a per capita basis admit the transferee as a fully substituted Member in accordance with the provisions of Section 8.3.

8.4.1 Any transfer of Economic Rights pursuant to Section 8.4 will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated, and the Ownership Interests of the remaining Members, for purposes only of such votes, consents, and participation in management, will be proportionately increased until such time, if any, as the transferee of the Economic Rights becomes a fully substituted Member.

8.5 Death Buy Out. Notwithstanding the foregoing provision of Section 8, the Members covenant and agree that on the death of any Member, the Company, at its option, by providing written notice to the estate of the deceased Member within 180 days of the death, the surviving Members have the right to apply for and have a personal representative appointed.

8.5.4 At closing, the Company will pay the purchase price for the deceased Member's Interest in the Company. If the purchase price is less than $1,000.00, the purchase price will be paid in cash; if the purchase price is $1,000.00 or more, the purchase price will be paid as follows:

(1) $1,000.00 in cash, bank cashier's check, or certified funds;

(2) The balance of the purchase price by the Company executing and delivering its promissory note for the balance, with interest at the prime interest rate stated by primary banking institution utilized by the Company, its successors and assigns, at the time of the deceased Member's death. Interest will be payable monthly, with the principal sum being due and payable in three equal annual installments. The promissory note will be unsecured and will

contain provisions that the principal sum may be paid in whole or in part at any time, without penalty.

8.5.5 At the closing, the deceased Member's estate or personal representative must assign to the Company all of the deceased Member's Interest in the Company free and clear of all liens, claims, and encumbrances, and, at the request of the Company, the estate or personal representative must execute all other instruments as may reasonably be necessary to vest in the Company all of the deceased Member's right, title, and interest in the Company and its assets. If either the Company or the deceased Member's estate or personal representative fails or refuses to execute any instrument required by this Agreement, the other party is hereby granted the irrevocable power of attorney which, it is agreed, is coupled with an interest, to execute and deliver on behalf of the failing or refusing party all instruments required to be executed and delivered by the failing or refusing party.

8.5.6 On completion of the purchase of the deceased Member's Interest in the Company, the Ownership Interests of the remaining Members will increase proportionately to their then existing Ownership Interests.

SECTION 9

DISSOLUTION AND WINDING UP OF THE COMPANY

9.1 **Dissolution**. The Company will be dissolved on the happening of any of the following events:

9.1.1 De minimis profits for 3 consecutive years, in the sole opinion of STASH The Movie LLC

9.1.2 The agreement of at least 65% of the Members;

9.1.3 By operation of law; or

9.1.4 The occurrence of any event that terminates the continued membership of STASH The Movie LLC in the Company, unless there are then remaining at least the minimum number of Members required by law and the remaining Members, within 120 days after the date of the event, elect to continue the business of the Company.

9.2 Winding Up. On the dissolution of the Company (if the Company is not continued), the Members must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

9.2.1 To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

9.2.2 To the payment and discharge of any Company debts and liabilities owed to Members; and

9.2.3 To Members in the amount of their respective adjusted Capital Account balances on the date of distribution; provided, however, that any then outstanding Default Advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the Defaulting Member pursuant to Section 9.2.3.

9.2.4 The intellectual properties produced by STASH 2 The Heartless will remain the property of STASH The Movie LLC. All distribution rights and any other rights associated with the picture.

SECTION 10

GENERAL PROVISIONS

10.1 Amendments. Amendments to this Agreement may be proposed by any Member. A proposed amendment will be adopted and become effective as an amendment only on the written approval of STASH The Movie LLC.

10.2 Governing Law. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of Nevada (without regard to principles of conflicts of law).

10.3 Entire Agreement; Modification. This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement will be binding on any Member unless in writing and signed by all the Members.

10.4 Attorney Fees. In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party will be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

10.5 Further Effect. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

10.6 Severability. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

10.7 Captions. The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

10.8 Notices. All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

IN WITNESS WHEREOF, the parties to this Agreement execute this Operating Agreement as of the date and year first above written.

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STASH The Movie LLC.

FIRST AMENDMENT TO THE STASH 2 The Heartless LLC LIMITED LIABILITY COMPANY OPERATING AGREEMENT

Under paragraph 10.1 of STASH 2 The Heartless LLC limited liability company operating agreement, STASH The Movie LLC makes effective this first amendment.

STASH 2 The Heartless LLC (the "Company") will issue 700,000 membership interests in the Company.

350,000 membership interests will be owned by STASH The Movie LLC. The remaining 350,000 membership interest will be issued at $1 per share. These funds raised will be considered capital contributions to effect the purpose of the Company.

This proposed amendment was adopted and became effective, as an amendment, this September 25, 2023.

_____

Authorized signer, STASH The Movie LLC.

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
STASH 2 The Heartless LLC

STASH The Movie LLC.

FIRST AMENDMENT TO THE STASH 2 The Heartless LLC LIMITED LIABILITY COMPANY OPERATING AGREEMENT

Under paragraph 10.1 of STASH 2 The Heartless LLC limited liability company operating agreement, STASH The Movie LLC makes effective this first amendment.

STASH 2 The Heartless LLC (the "Company") will issue 700,000 membership interests in the Company.

350,000 membership interests will be owned by STASH The Movie LLC. The remaining 350,000 membership interest will be issued at $1 per share. These funds raised will be considered capital contributions to effect the purpose of the Company.

This proposed amendment was adopted and became effective, as an amendment, this September 25, 2023.

Authorized signer, STASH The Movie LLC.

State of Nevada
County of Clark
Signed and sworn to (or affirmed)
before me on 09/27/2023
by Kelly V. Dunsby Jr.

Notary Signature

RAPHAEL A. BONELLA II
Notary Public, State of Nevada
No. 22-1668-01
My Appt. Exp. Feb. 2, 2026